UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2011.
Commission File Number: 001-31221
Total number of pages: 10

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: August 4, 2011	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations
Information furnished in this form:
1.	Report filed on August 4, 2011 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
MARCH 31, 2011 and JUNE 30, 2011

	Millions of yen
	March 31, 2011	June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥765,551	¥564,701
Short-term investments	141,028	320,768
Accounts receivable	762,411	722,190
Credit card receivables	160,446	171,467
Allowance for doubtful accounts	(18,021)	(18,306)
Inventories	146,357	143,657
Deferred tax assets	83,609	77,167
Prepaid expenses and other current assets	113,918	120,747

Total current assets	2,155,299	2,102,391

Property, plant and equipment:
Wireless telecommunications equipment	5,569,818	5,611,665
Buildings and structures	845,588	847,554
Tools, furniture and fixtures	507,914	512,336
Land	198,842	199,121
Construction in progress	95,251	107,263
Accumulated depreciation and amortization	(4,694,094)	(4,776,010)

Total property, plant and equipment, net	2,523,319	2,501,929

Non-current investments and other assets:
Investments in affiliates	525,456	536,032
Marketable securities and other investments	128,138	127,445
Intangible assets, net	672,256	669,902
Goodwill	205,573	206,389
Other assets	249,919	237,034
Deferred tax assets	331,633	319,264

Total non-current investments and other assets	2,112,975	2,096,066

Total assets	¥6,791,593	¥6,700,386

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥173,102	¥181,749
Short-term borrowings	276	877
Accounts payable, trade	609,337	530,469
Accrued payroll	54,801	40,384
Accrued interest	916	551
Accrued income taxes	162,032	90,430
Other current liabilities	122,704	162,165

Total current liabilities	1,123,168	1,006,625

Long-term liabilities:
Long-term debt (exclusive of current portion)	255,000	240,000
Accrued liabilities for point programs	199,587	187,416
Liability for employees’ retirement benefits	152,647	154,833
Other long-term liabilities	183,597	177,163

Total long-term liabilities	790,831	759,412

Total liabilities	1,913,999	1,766,037

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,914	732,914
Retained earnings	3,621,965	3,672,897
Accumulated other comprehensive income (loss)	(76,955)	(69,896)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	4,850,436	4,908,427
Noncontrolling interests	27,158	25,922

Total equity	4,877,594	4,934,349

Commitments and contingencies
Total liabilities and equity	¥6,791,593	¥6,700,386

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
THREE MONTHS ENDED JUNE 30, 2010 and 2011

	Millions of yen
	Three Months Ended	Three Months Ended
	June 30, 2010	June 30, 2011
Operating revenues:
Wireless services	¥943,896	¥934,104
Equipment sales	145,348	113,185

Total operating revenues	1,089,244	1,047,289

Operating expenses:
Cost of services (exclusive of items shown separately below)	222,191	218,452
Cost of equipment sold (exclusive of items shown separately below)	184,513	149,688
Depreciation and amortization	158,050	155,787
Selling, general and administrative	283,972	255,647

Total operating expenses	848,726	779,574

Operating income	240,518	267,715

Other income (expense):
Interest expense	(1,327)	(906)
Interest income	357	318
Other, net	1,011	3,128

Total other income (expense)	41	2,540

Income before income taxes and equity in net income (losses) of affiliates	240,559	270,255

Income taxes:
Current	89,666	92,120
Deferred	7,396	17,272

Total income taxes	97,062	109,392

Income before equity in net income (losses) of affiliates	143,497	160,863

Equity in net income (losses) of affiliates, net of applicable taxes	(912)	(2,174)

Net income	142,585	158,689

Less: Net (income) loss attributable to noncontrolling interests	(433)	59

Net income attributable to NTT DOCOMO, INC.	¥142,152	¥158,748

Net income	¥142,585	¥158,689
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(8,957)	250
Change in fair value of derivative instruments, net of applicable taxes	(25)	(7)
Foreign currency translation adjustment, net of applicable taxes	9,100	6,678
Pension liability adjustment, net of applicable taxes	(36)	147

Total other comprehensive income (loss)	82	7,068

Comprehensive income	142,667	165,757

Less: Comprehensive (income) loss attributable to noncontrolling interests	(439)	50

Comprehensive income attributable to NTT DOCOMO, INC.	¥142,228	¥165,807

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,605,742	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,416.64	¥3,828.24

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
THREE MONTHS ENDED JUNE 30, 2010 and 2011

	Millions of yen
	Three Months Ended	Three Months Ended
	June 30, 2010	June 30, 2011
Cash flows from operating activities:
Net income	¥142,585	¥158,689
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	158,050	155,787
Deferred taxes	6,582	15,145
Loss on sale or disposal of property, plant and equipment	2,971	3,609
Equity in net (income) losses of affiliates	1,705	4,056
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	52,737	40,473
(Increase) / decrease in credit card receivables	(8,039)	(6,044)
Increase / (decrease) in allowance for doubtful accounts	(460)	260
(Increase) / decrease in inventories	(17,024)	2,726
(Increase) / decrease in prepaid expenses and other current assets	(6,047)	(6,795)
(Increase) / decrease in non-current installment receivables for handsets	(733)	997
Increase / (decrease) in accounts payable, trade	(34,929)	(36,816)
Increase / (decrease) in accrued income taxes	(98,761)	(71,614)
Increase / (decrease) in other current liabilities	34,324	39,372
Increase / (decrease) in accrued liabilities for point programs	629	(12,171)
Increase / (decrease) in liability for employees’ retirement benefits	1,950	2,185
Increase / (decrease) in other long-term liabilities	12,392	(6,029)
Other,net	(6,618)	(11,623)

Net cash provided by operating activities	241,314	272,207

Cash flows from investing activities:
Purchases of property, plant and equipment	(113,936)	(111,634)
Purchases of intangible and other assets	(75,760)	(71,363)
Purchases of non-current investments	(2,216)	(8,229)
Proceeds from sale of non-current investments	447	1,855
Purchases of short-term investments	(160,577)	(310,677)
Redemption of short-term investments	282,431	140,952
Proceeds from redemption of short-term bailment for consumption to a related party	70,000	—
Other, net	(2,697)	(329)

Net cash used in investing activities	(2,308)	(359,425)

Cash flows from financing activities:
Repayment of long-term debt	—	(6,000)
Proceeds from short-term borrowings	105	552
Repayment of short-term borrowings	(109)	—
Principal payments under capital lease obligations	(943)	(1,128)
Dividends paid	(106,144)	(106,078)
Other, net	(1,243)	(1,280)

Net cash provided by (used in) financing activities	(108,334)	(113,934)

Effect of exchange rate changes on cash and cash equivalents	(176)	302

Net increase (decrease) in cash and cash equivalents	130,496	(200,850)
Cash and cash equivalents at beginning of period	357,715	765,551

Cash and cash equivalents at end of period	¥488,211	¥564,701

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥3	¥131
Cash paid during the period for:
Interest, net of amount capitalized	1,187	1,270
Income taxes	188,401	163,537

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. Basis of presentation:
The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.
2. Summary of significant accounting and reporting policies:
(1) Adoption of new accounting standards —
Multiple-Deliverable Revenue Arrangements
Effective April 1, 2011, DOCOMO adopted Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” issued by Financial Accounting Standards Board (“FASB”) in October 2009. ASU2009-13 requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminates residual method of allocation. The adoption of ASU2009-13 did not have a material impact on DOCOMO’s results of operations and financial position.
(2) Recent accounting pronouncements —
In May 2011, the FASB issued ASU2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU2011-04 is intended to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. To achieve this objective, ASU2011-04 clarifies existing fair value measurement and disclosure requirements and changes a particular principle or requirement regarding fair value measurement and disclosure. ASU2011-04 is effective during interim and annual periods beginning after December 15, 2011. DOCOMO currently estimates that the impact of the adoption of ASU2011-04 will not have a material impact on DOCOMO’s results of operations and financial position. DOCOMO is currently considering the additional disclosures in accordance with ASU2011-04.
3. Equity:
Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
In the general meeting of shareholders held on June 17, 2011, the shareholders approved cash dividends of ¥107,816 million or ¥2,600 per share, payable to shareholders recorded as of March 31, 2011, which were declared by the board of directors on April 28, 2011. The source of dividends was “Retained earnings.” DOCOMO started paying the dividends on June 20, 2011.
In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.
With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.
Issued shares and treasury stock —
The changes in the number of issued shares and treasury stock were as follows.
DOCOMO has not issued shares other than shares of its common stock.

	Number of	Number of
	issued shares	treasury stock
As of March 31, 2010	43,790,000	2,184,258

As of June 30, 2010	43,790,000	2,184,258

Acquisition of treasury stock based on the resolution of the board of directors	—	138,141

Retirement of treasury stock	(140,000)	(140,000)

As of March 31, 2011	43,650,000	2,182,399

As of June 30, 2011	43,650,000	2,182,399

The meeting of the board of directors approved stock repurchase plans as follows:

		Approved maximum	Approved maximum
		number of treasury stock to	budget for share
Date of the meeting of the		be repurchased	repurchase
board of directors	Term of repurchase	(Shares)	(Millions of yen)
December 17, 2010	December 20, 2010 - January 28, 2011	160,000	¥20,000
DOCOMO did not repurchase shares for the three months ended June 30, 2010 and 2011.
Per share data —
Per share data is as follows:

	Yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥3,416.64	¥3,828.24

	Yen
	March 31, 2011	June 30, 2011
NTT DOCOMO, INC. shareholders’ equity per share	¥116,969.29	¥118,367.76

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
4. Segment reporting:
DOCOMO’s management uses the following segment financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.
DOCOMO has two operating segments. The mobile phone business segment includes Xi services, FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services provided primarily through TV media, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO plans to terminate mova services on March 31, 2012.
DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information derived from DOCOMO’s management reports.

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
June 30, 2010	business	businesses	Consolidated
Operating revenues	¥1,054,016	¥35,228	¥1,089,244
Operating expenses	812,046	36,680	848,726

Operating income (loss)	¥241,970	¥(1,452)	¥240,518

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
June 30, 2011	business	businesses	Consolidated
Operating revenues	¥1,015,811	¥31,478	¥1,047,289
Operating expenses	745,529	34,045	779,574

Operating income (loss)	¥270,282	¥(2,567)	¥267,715

DOCOMO does not disclose geographical information, since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
5. Contingencies:
Litigation —
DOCOMO is involved in litigation and claims arising in the ordinary course of business and at least quarterly reviews them. DOCOMO believes that no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.
Guarantees —
DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.
DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.
Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
6. Fair value measurements:
Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:
Level 1 — quoted prices in active markets for identical assets or liabilities
Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability
Level 3 — unobservable inputs for the asset or liability
DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation (for example, impaired assets).
(1) Assets and liabilities measured at fair value on a recurring basis
DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.
DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2011 and June 30, 2011 were as follows:

	Millions of yen
	March 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥46,631	¥46,631	¥—	¥—
Equity securities (foreign)	71,128	71,128	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	117,763	117,763	—	—

Derivatives
Interest rate swap agreements	1,232	—	1,232	—

Total derivatives	1,232	—	1,232	—

Total assets	¥118,995	¥117,763	¥1,232	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥154	¥—	¥154	¥—
Foreign currency option contracts	1,859	—	1,859	—

Total derivatives	2,013	—	2,013	—

Total liabilities	¥2,013	¥—	¥2,013	¥—

There were no significant transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Millions of yen
	June 30, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥45,342	¥45,342	¥—	¥—
Equity securities (foreign)	72,390	72,390	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	117,736	117,736	—	—

Derivatives
Interest rate swap agreements	873	—	873	—

Total derivatives	873	—	873	—

Total assets	¥118,609	¥117,736	¥873	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥1,844	¥—	¥1,844	¥—

Total derivatives	1,844	—	1,844	—

Total liabilities	¥1,844	¥—	¥1,844	¥—

There were no significant transfers between Level 1 and Level 2.
Available-for-sale securities
Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.
Derivatives
Derivative instruments are interest rate swap agreements, foreign exchange forward contracts and foreign currency option contracts, which are measured using valuation provided by financial institutions based on observable market data. Therefore, these derivatives are classified as Level 2.
(2) Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Changes of fair value in such assets and liabilities typically result from impairments.
DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.
DOCOMO omitted the disclosure about assets and liabilities measured on a nonrecurring basis because of its immateriality.
7. Subsequent event:
There were no significant subsequent event to be disclosed.